UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of
The Securities Exchange Act of 1934
(Mark one)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended December 31, 2005 or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ___to ___.
Commission file number 1-5761
A.	Full Title of the plan and address of the plan, if different from that of the issuer named below:
The LaBarge, Inc. Employees Savings Plan
B.	Name of the issuer of securities held pursuant to the plan and the address of its principal executive offices:
LaBarge, Inc.
9900 Clayton Road
St. Louis, MO 63124
This filing has a total of 17 pages.

REQUIRED INFORMATION
Financial Statements.
     Exhibits:
     23          Consent of KPMG LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the LaBarge, Inc. Employees Savings Plan Administrative Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

THE LaBARGE, INC. EMPLOYEES SAVINGS PLAN (Full title of Plan)
By:	/s/ Donald H. Nonnenkamp
Donald H. Nonnenkamp
Vice President and Chief Financial Officer

By:	/s/ Robert A. Mihalco
Robert A. Mihalco
Plan Administrator

June 29, 2007

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Financial Statements and Schedule
December 31, 2006 and 2005
(With Report of Independent Registered Public Accounting Firm Thereon)

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Table of Contents and Definitions

Definitions
Plan	—	LaBarge, Inc. Employees Savings Plan
Trustee/Recordkeeper	—	Fidelity Investments Institutional Operations Company, Inc.
ERISA	—	Employee Retirement Income Security Act of 1974
Company	—	LaBarge, Inc.
Plan Administrator	—	LaBarge, Inc. Plan Administration Committee

Report of Independent Registered Public Accounting Firm
Plan Administration Committee
LaBarge, Inc. Employees Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years ended December 31, 2006 and 2005 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
St. Louis, Missouri
June 28, 2007

LABARGE, INC. EMPLOYEES SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments:
Registered investment company shares	$17,745,360	15,044,566
Money market accounts	1,893,916	1,858,646
LaBarge, Inc. common stock fund	14,742,302	16,281,444
Loans to participants	945,407	918,198

Total investments	35,326,985	34,102,854

Receivables:
Employer contributions	46,091	42,738
Participant contributions	73,885	—
Participant loan repayments	14,163	37,832

Total receivables	134,139	80,570

Total assets	35,461,124	34,183,424

Liabilities
Accrued expenses	5,700	5,500

Net assets available for plan benefits	$35,455,424	34,177,924

See accompanying notes to financial statements.

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Investment income:
Interest and dividends	$150,257	109,235
Net appreciation in fair value of investments	1,094,422	2,959,005

Total investment income	1,244,679	3,068,240

Contributions:
Participant	2,182,125	1,965,174
Employer	450,624	436,176

Total contributions	2,632,749	2,401,350

Total additions	3,877,428	5,469,590

Deductions:
Participant distributions	(2,550,652)	(2,284,504)
Administrative expenses	(49,276)	(46,509)

Total deductions	(2,599,928)	(2,331,013)

Increase in net assets available for plan benefits	1,277,500	3,138,577

Net assets available for plan benefits:
Beginning of year	34,177,924	31,039,347

End of year	$35,455,424	34,177,924

See accompanying notes to financial statements.

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan sponsored by the Company covering substantially all employees with 1 year of service and is subject to the provisions of ERISA.

(b)	Contributions

Employees may elect to contribute, on a pre-tax basis, the lesser of 60% of covered compensation, or $15,000, whichever is less, in 2006 in various investment funds of the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company contributes an amount equal to 50% of the first $25 per month of employee contributions plus 25% of the employee contribution in excess of $25. The Company provides matching contributions on amounts contributed up to 8% of the participant’s compensation. All Company matching contributions are nonparticipant directed. Specifically, the Company matching contributions are invested in LaBarge, Inc. common stock and are restricted from being transferred to other Plan funds. Each year the Company may also, at its option, contribute an additional discretionary amount as determined by the Company’s board of directors as a profit-sharing contribution. There were no discretionary profit-sharing contributions for 2006 or 2005.

(c)	Participants’ Accounts

Each participant account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Company’s discretionary profit-sharing contribution and fund earnings, net of administrative expenses. Allocations are based upon covered compensation or account balances, as defined in the Plan agreement.

Participants may transfer amounts between any funds other than the LaBarge, Inc. Common Stock Fund during any business day of the year. A transfer must equal a minimum of $250 or 100% of the participant’s account balance for balances less than $250. The Trustee records these transfers in the participant’s account and reinvests the amounts to reflect these changes. At year-end, the investments are presented net of any transfers in process as directed by the participants.

A participant’s interest in transfers and trading activity in the LaBarge Common Stock Fund is measured in actual shares of LaBarge, Inc. Common Stock Fund that are allocated to the participant’s account.

(d)	Vesting

Participants are immediately vested in their contributions plus any earnings thereon. Participants are fully vested with respect to a month for employer matching contributions if that participant is employed by the Company on the last day of such month. Upon a participant’s attainment of his/her normal retirement date (65th birthday), or upon death or total disability, his/her entire account balance as of the most recent valuation date will become 100% vested. In the event a participant
(Continued)

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005
terminates employment, vesting in the Company’s profit-sharing contribution allocated to the participant’s account is 100% after five full years of continuous service.

(e)	Loans to Participants

Participants are allowed to borrow a portion of their account balance. The minimum loan is $1,000 and the maximum amount is the lesser of one-half of the participants vested account balance or $50,000 reduced by the highest outstanding loan balance in the participant’s account during the prior twelve-month period. All participant loans from plans maintained by the Company will be considered for purposes of determining the maximum amount of the participant’s loan. Up to 50% of the participant’s vested account balance may be used as collateral for any loan.

(f)	Payment of Benefits

Upon termination or retirement of service, a participant’s account is distributed in the form of a lump-sum payment or installment payments over a period of time. Distributions may be deferred until age 70-1/2 at the participant’s election if the account balance is not less than $1,000.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except benefit payments, which are recorded when paid.

(b)	Investments

Participants may elect to have a portion of their account balances invested in the following separate investment funds within the Plan:
•	LaBarge, Inc. Common Stock Fund, which shall be exclusively invested in common stock of the Company;

•	Fidelity Retirement Money Market Fund, which seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity;

•	Fidelity Mortgage Securities Fund, which seeks a high level of current income, consistent with prudent investment risk. In seeking current income, the fund may also consider the potential for capital gain;

•	Fidelity Equity-Income Fund, which seeks reasonable income. The fund will also consider the potential for capital appreciation. Seeks a yield that exceeds the yield on the securities comprising the Standard and Poor’s 500 Index;

•	Fidelity Low-priced Stock Fund, which seeks capital appreciation;

•	Fidelity Dividend Growth Fund, which seeks capital appreciation;

•	Fidelity Contrafund, which seeks capital appreciation;

•	Fidelity Fifty Fund, which seeks capital appreciation;
(Continued)

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005
•	Fidelity Diversified International Fund, which seeks capital growth;

•	Fidelity Select Consumer Industries Fund, which seeks capital appreciation;

•	Fidelity Select Cyclical Industries Fund, which seeks capital appreciation;

•	Fidelity Select Financial Services Fund, which seeks capital appreciation;

•	Fidelity Select Health Care Fund, which seeks capital appreciation;

•	Fidelity Select Natural Resources Fund, which seeks capital appreciation;

•	Fidelity Select Technology Fund, which seeks capital appreciation;

•	Fidelity Select Utilities Growth Fund, which seeks capital appreciation;

•	Fidelity Freedom Income Fund, which seeks high current income and, as a secondary objective, capital appreciation;

•	Fidelity Freedom 2000 Fund, which seeks high total return;

•	Fidelity Freedom 2005 Fund, which seeks high total return;

•	Fidelity Freedom 2010 Fund, which seeks high total return;

•	Fidelity Freedom 2015 Fund, which seeks high total return:

•	Fidelity Freedom 2020 Fund which seeks high total return;

•	Fidelity Freedom 2025 Fund, which seeks high total return;

•	Fidelity Freedom 2030 Fund, which seeks high total return;

•	Fidelity Freedom 2035 Fund, which seeks high total return;

•	Fidelity Freedom 2040 Fund, which seeks high total return;

•	PIMCO Long-term U.S. Government A Fund, which seeks to provide high current income by investing in high-quality, longer-maturity bonds;

•	Oakmark Equity & Income I Fund, which seeks high current income and preservation and growth of capital;

•	Spartan U.S. Equity Index Fund, which seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) performance of common stocks publicly traded in the United States;

•	RS Partners Fund Class A, which seeks to provide long-term growth. The fund seeks to increase shareholder capital over the long term.

•	Ariel Appreciation Fund, which seeks to increase the value of your investment over the long term through capital appreciation; and

•	Loan Fund, which shall account for all principal and interest outstanding on loans to plan participants.
(Continued)

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The Fidelity Funds (excluding the Fidelity Retirement Money Market Fund), RS Partners Fund Class A, PIMCO, Oakmark, Spartan, and the Ariel Appreciation Funds (all invest in registered investment company shares), and the LaBarge, Inc. Common Stock Fund are stated at fair market value, as determined by quoted market price. The fair market value of the Company’s common stock is determined based on the quoted market value of the stock on the last day of trading for the period. The Fidelity Retirement Money Market Fund is valued at cost plus interest, which approximates fair value. The appreciation (depreciation) in fair value of investments of the Plan represents the change in the difference between market value and cost of the investments during the year and realized gains or losses on the sale of investments. Participant loans are valued at their outstanding balances, which approximates fair value.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of investments are recorded on a trade-date basis.

(c)	Trust Fund Managed by the Trustee

Under the terms of a trust agreement, the Trustee manages a trust fund on behalf of the Plan. The investments and changes therein of this trust fund have been reported to the Plan by the trustee.

(d)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Administrative Charges

The Plan gives the Company the option of paying all administrative expenses or charging them to the Plan. All expenses incidental to the operation and management of the Plan have been paid by the Plan except for annual testing fees which are paid by the Company.
(3)	Tax Status

The Plan Administrator has received a favorable determination letter dated March 15, 2005 from the Internal Revenue Service which indicates that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income taxes. The Plan has not been subsequently amended.

(4)	Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the provisions of the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested.
(Continued)

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(5)	Related-Party Transactions

On various dates during 2006 and 2005, the Plan purchased 41,076 and 47,429 shares of the Company’s common stock at fair market value at prices ranging from $10.00 to $17.30 and $10.90 to $21.00, respectively per share for investment in the Plan’s LaBarge Common Stock Fund. The Plan did not sell or redeem any of the Company’s common stock during 2006.

The market value of the investment in the LaBarge Inc. Common Stock Fund was valued at $13.43 and $14.37 per share at December 31, 2006 and 2005, respectively.

(6)	Reconciliation of Financial Statements to Form 5500 for Administrative Expenses

The following is a reconciliation of administrative expenses per Form 5500 to the financial statements:

	Year ended December 31
	2006	2005
Cash basis expenses per Form 5500	$49,076	46,809
Less accrued expenses at beginning of plan year	(5,500)	(5,800)
Add expenses incurred but not paid as of plan year-end	5,700	5,500

Financial statement administrative expenses	$49,276	46,509

(7)	Investments

The following table presents investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31
	2006	2005
Investments at fair value as determined by quoted market price:
Registered Investment Company Shares:
Fidelity Diversified International Fund	$2,517,518	2,023,323
Spartan U.S. Equity Index Fund	3,502,333	3,606,531
Other	11,725,509	9,414,713
LaBarge, Inc. Common Stock Fund*	14,742,302	16,281,444

	32,487,662	31,326,011

Investments at estimated fair value:
Fidelity Retirement Money Market Fund	1,893,916	1,858,645
Loans to participants	945,407	918,198

	2,839,323	2,776,843

Total investments	$35,326,985	34,102,854

*	Nonparticipant directed.
(Continued)

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005
During the years ending December 31, 2006 and 2005, Plan investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value by $1,094,422 and $2,959,005 respectively, as follows:

	Year Ended December 31
	2006	2005
Investments at fair value as determined by quoted market price:
Registered Investment Company Shares	$2,142,831	1,001,577
LaBarge, Inc. Common Stock Fund	(1,048,409)	1,957,428

	$1,094,422	2,959,005

(8)	Nonparticipant Directed Investments

Information about net assets and the significant amounts of the changes in net assets relating to the nonparticipant-directed investments in LaBarge, Inc. Common Stock Fund is as follows:

	Year Ended December 31
	2006	2005
LaBarge, Inc. common stock, beginning of year	$16,281,444	14,916,434
Net (depreciation) appreciation in fair value	(1,048,409)	1,957,428
Employer and participant contributions	552,246	667,642
Participant distributions	(1,042,453)	(1,259,750)
Administrative expenses	(526)	(310)

LaBarge, Inc. common stock, end of year	$14,742,302	16,281,444

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
(Continued)

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(10)	Subsequent Event

Effective January 1, 2007, the Plan will allow participants to sell shares in LaBarge, Inc. common stock contributed to them by the Company to their account after 3 years of service. Contributions received prior to January 1, 2007 may be sold based on the following three year phase-in period.

Year 1	33%
Year 2	66
Year 3	100
The phase-in period does not apply to participants who have attained the age of 55 and completed 3 years of service before the 2006 plan year. Those participants will be permitted to sell 100% of their investment in LaBarge, Inc. common stock as of January 1, 2007.

Schedule 1
LABARGE, INC. EMPLOYEES SAVINGS PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

		Description of investment including
Identity of issue, borrower,		maturity date, rate of interest, collateral,
lessor or similar party		par, or maturity value		Cost	Current Value
*	Fidelity Retirement Money Market Fund	Money Market Accounts	1,893,916 shares	$1,893,916	1,893,916
	Ariel Appreciation Fund	Registered Investment Company Fund	11,868 shares	535,176	573,597
	PIMCO Long-term U.S. Government A Fund	Registered Investment Company Fund	114,639 shares	1,262,886	1,216,320
	Oakmark Equity and Income I Fund	Registered Investment Company Fund	21,264 shares	502,644	550,297
	RS Partners A	Registered Investment Company Fund	1,324 shares	46,314	46,408
*	Fidelity Contrafund Fund	Registered Investment Company Fund	3,525 shares	230,165	229,800
*	Fidelity Equity-Income Fund	Registered Investment Company Fund	22,223 shares	1,026,483	1,301,182
*	Fidelity Mortgage Securities Fund	Registered Investment Company Fund	19,042 shares	211,856	210,417
*	Fidelity Select Health Care Fund	Registered Investment Company Fund	1,475 shares	196,482	184,420
*	Fidelity Select Technology	Registered Investment Company Fund	7 shares	488	504
*	Fidelity Select Utilities	Registered Investment Company Fund	613 shares	32,202	33,993
*	Fidelity Select Financial	Registered Investment Company Fund	291 shares	35,791	34,519
*	Fidelity Low-priced Stock Fund	Registered Investment Company Fund	34,381 shares	1,299,789	1,496,940
*	Fidelity Diversified International Fund	Registered Investment Company Fund	68,133 shares	1,616,461	2,517,518
*	Fidelity Dividend Growth Fund	Registered Investment Company Fund	38,852 shares	983,752	1,230,821
*	Fidelity Freedom Income Fund	Registered Investment Company Fund	4,451 shares	50,180	51,360
*	Fidelity Freedom 2000 Fund	Registered Investment Company Fund	11,654 shares	140,166	145,212
*	Fidelity Freedom 2005 Fund	Registered Investment Company Fund	69 shares	786	804
*	Fidelity Freedom 2010 Fund	Registered Investment Company Fund	81,357 shares	1,101,924	1,189,434
*	Fidelity Freedom 2015 Fund	Registered Investment Company Fund	1,390 shares	16,224	16,955
*	Fidelity Freedom 2020 Fund	Registered Investment Company Fund	82,602 shares	1,149,319	1,282,809
*	Fidelity Freedom 2025 Fund	Registered Investment Company Fund	6,304 shares	75,205	80,504
*	Fidelity Freedom 2030 Fund	Registered Investment Company Fund	56,042 shares	791,209	898,366
*	Fidelity Freedom 2035 Fund	Registered Investment Company Fund	1,127 shares	13,301	14,861
*	Fidelity Freedom 2040 Fund	Registered Investment Company Fund	30,527 shares	251,674	289,398
*	Fidelity Fifty Fund	Registered Investment Company Fund	21,921 shares	440,024	507,698
*	Fidelity Select Natural Resource	Registered Investment Company Fund	3,417 shares	92,214	95,205
*	Fidelity Select Industrials	Registered Investment Company Fund	2,134 shares	45,192	43,685
	Spartan US Equity Index Fund	Registered Investment Company Fund	69,795 shares	2,384,780	3,502,333
*	LaBarge Inc. common stock	Common Stock	1,097,714 shares	3,554,530	14,742,302
Loans to participants		Interest rates ranging from 4.5% to 10.0%		—	945,407

Total investments				$19,981,133	35,326,985

*	Represents a party-in-interest transaction allowable under ERISA regulations.
See accompanying report of independent registered public accounting firm.